October 5, 2016

Via EDGAR

Mr. Joel Parker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Kate Spade & Company

Form 8-K Dated August 3, 2016

Filed August 3, 2016

File No. 1-10689

Dear Mr. Parker:

Thank you for your letter dated September 22, 2016 regarding the Kate Spade & Company Form 8-K filed on August 3, 2016.  We have provided our responses to your comments and have set forth such comments below, to assist your review.

Report on Form 8-K filed August 3, 2016

Exhibit 99.1 Press Release dated August 3, 2016

1.  In the bullets on page 1, you disclose trend information in percentages for adjusted EBITDA and adjusted diluted earnings per share; however, you do not provide this information for the comparable GAAP measures. Please include a comparable GAAP analysis in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

In response to the Staff’s comment, we will include comparable GAAP measures when we provide trend percentages for adjusted EBITDA and adjusted diluted earnings per share, which will satisfy the requirement of presenting directly comparable GAAP measures under Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. We will adjust this disclosure in future Form 8-K filings and earnings releases, beginning with our Form 8-K and corresponding earnings release for the Third Quarter Ended October 1, 2016.

Presentation of Non-GAAP Financial Information and Key Operating Metrics

2.  We note your disclosure indicating that the Company believes that the adjusted measures presented represent a “more meaningful presentation of the Company’s historical operations and financial performance” and are “more easily understood.” These conclusory statements absent specific disclosure about how and why the adjusted measures are more meaningful and easily understood appear to make your non-GAAP measures more prominent than the corresponding GAAP measures. Please revise these disclosures in your next earnings release to clarify and provide us with your proposed changes as part of your response.

Response

In response to the Staff’s comment, we will remove the conclusory statements stating our adjusted measures are a “more meaningful presentation of the Company’s historical operations and financial performance” and are “more easily understood” and we will also revise the disclosure in our future Form 8-K filings and earnings releases as set forth below:

The income (loss) from continuing operations for 2016 and 2015 is presented on a GAAP basis and also adjusted by multiplying pretax income (loss) by a normalized tax rate. The Company presents the below-described Adjusted EBITDA measures, 2016 results using a normalized tax rate and 2015 adjusted results because it considers them important supplemental measures of its performance and believes they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

Adjusted income (loss) from continuing operations and Adjusted EBITDA for the third quarter and first nine months of 2015 exclude the impact of expenses incurred in connection with the Company’s streamlining initiatives (such as severance costs, contract termination costs, asset write-downs and other costs) and brand-exiting activities, acquisition related costs and loss on settlement of note receivable. The adjusted results for 2015 also exclude a $26 million charge related to the termination of certain contracts with the Company’s former joint venture partner in Kate Spade China Co., Ltd. In addition to those items, the Company presents its 2015 adjusted results further adjusted to exclude the adjusted results of wind-down operations (Kate Spade Saturday, Jack Spade brick and mortar, Kate Spade Brazil and brand exits in the Adelington Design Group segment). The Company believes that the adjusted results excluding wind-down operations provide a presentation of its 2015 results that will provide investors with a means to compare those results to its 2016 results. The attached tables, captioned “Reconciliation of Non-GAAP Financial Information,” provide a full reconciliation of actual results to the adjusted results. The Company presents Adjusted EBITDA, which it defines as income (loss) from continuing operations, adjusted to exclude income tax provision (benefit), interest expense, net, depreciation and amortization, net, expenses incurred in connection with the Company’s streamlining initiatives, brand-exiting activities, acquisition related costs, non-cash impairment charges, losses on asset disposals, loss on settlement of note receivable, non-cash share-based compensation expense and unrealized and certain realized foreign currency transaction adjustments, net. The Company also presents Adjusted EBITDA Excluding Wind-Down Operations, which the Company defines as Adjusted EBITDA further adjusted to remove the Adjusted EBITDA of Kate Spade Saturday, Jack Spade brick and mortar, Kate Spade Brazil and the brand exits in the Adelington Design Group segment.  The Company believes this Adjusted EBITDA measure provides a presentation of its 2015 results that will provide investors with a means to compare those results to its 2016 results. The Company presents non-GAAP financial measures because it uses such measures to monitor the performance of its business on a comparable basis and to determine certain levels of compensation. The Company believes the presentation of these measures enhances the ability of its investors to analyze trends in its business and provides them with a means to compare periods that may be affected by various items that might obscure trends or developments in its business. References to amounts “on a comparable basis” mean that those amounts exclude the impact of wind-down operations.

3.  In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

Response

As illustrated further in Comment 2, we currently include in the earnings release the disclosures that the Company presents non-GAAP measures because it considers them important supplemental measures of its performance and believes they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry. We will also include the following language to provide a more substantive, and concise, discussion of how our non-GAAP measures are useful to investors:

The Company presents non-GAAP financial measures because it uses such measures to monitor the performance of its business on a comparable basis and to determine certain levels of compensation. The Company believes the presentation of these measures enhances the ability of its investors to analyze trends in its business and provides them with a means to compare periods that may be affected by various items that might obscure trends or developments in its business.

4.  We note that you reconcile Adjusted EBITDA to Operating Income. Please revise in your next earnings release to reconcile Adjusted EBITDA to Net Income. Refer to Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.

Response

Although we currently reconcile Adjusted EBITDA to Net Income in one of the tables of our earnings release, we will modify all of our non-GAAP reconciliation tables to reconcile Adjusted EBITDA to Net Income in our future filings, in accordance with Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations, as illustrated below.

Reconciliation of Adjusted EBITDA:	Three Months Ended July 2, 2016 (In thousands)
Net Income	$26,773
Adjustments:
Depreciation and amortization and losses on asset disposals, net (a)	12,074
Share-based compensation	8,246
Foreign currency adjustments, net	2,372
Interest expense, net	4,937
Provision for income taxes	(1,466)
Discontinued operations, net of income taxes	(2,214)
Adjusted EBITDA	$53,654

(a)        Excludes amortization included in Interest expense, net.

5.  We note that you exclude “streamlining initiatives” from your non-GAAP measures. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

In accordance with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations, we believe that the expenses related to streamlining initiatives are not normal, recurring, cash operating expenses necessary to operate our business. Substantially all of these expenses related to exiting initiatives that were initiated in the second quarter of 2015 and in prior years by the Company in accordance with Accounting Standards Codification No. 420-10, Exit or Disposal Cost Obligations. The Company’s efforts to focus on the kate spade new york brand included: (i) the closure of KATE SPADE SATURDAY as a standalone business; (ii) the closure of JACK SPADE’s Company-owned stores; (iii) the closure of Company-owned stores in Brazil; (iv) the sale of the former Lucky Brand business; and (v) the sale of the intellectual property for the Juicy Couture brand. As a result of these initiatives, the Company reviewed and right-sized its portfolio of Corporate facilities, which resulted in the closure of the Company’s former New York office and a reduction in office space in the Company’s New Jersey office.

These actions resulted in restructuring charges related to payroll, contract termination costs, asset write-downs and other costs in excess of $35 million in 2015. Due to the nature and magnitude of these charges, the Company concluded that these streamlining initiatives should be excluded from its non-GAAP measures since such charges could be mistaken by its stakeholders as indicative of the Company’s ongoing business. None of these events is one that the Company would consider normal and recurring. Normal and recurring items are not adjusted from results. For example, there are instances of kate spade new york store closures and relocations that occur as the Company assesses its store profile in the ordinary course of business, which the Company does not exclude from its adjusted results.

*     *     *

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me directly at (212) 626-5014.

Sincerely,

/s/ Thomas Linko

Thomas Linko
Chief Financial Officer